Item 4(ee)

                                   ENDORSEMENT

The contract is changed by adding a new provision as follows:

SUCCESSOR OWNER--STEP UP IN ACCOUNT VALUE
If your spouse becomes the Successor Owner of this Contract, the Account Value of the Contract will be increased, as of the date that would have been the Death Benefit Valuation Date, to equal the amount of the Death Benefit which would have been payable if your spouse had not become the Successor Owner of the Contract. If the Death Benefit which would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, there will be no change in the Account Value of the Contract.

For purposes of determining the date that would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date we receive Due Proof of Death of the owner, or the date we receive a Successor Owner election, but never later than one year after the date of death of the owner.

If your spouse becomes the Successor Owner of this Contract, any Contingent Deferred Sales Charge which would otherwise apply on surrender will be waived, except that if any additional Purchase Payments are paid by the Successor Owner, Contingent Deferred Sales Charges will apply as described in this Contract.

If the Account Value is stepped-up under this provision, the Company will deposit the amount of the increase into the Fixed Accumulation Account Option.



This is part of your contract. It is not a separate contract. It changes the policy only as and to the extent stated. In all cases of conflict with the other terms of the contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.